April 30, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADMA Biologics, Inc. Registration Statement on Form S-1, as amended File No. 333-186579

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that as of the date hereof, approximately 1,300 copies of the Preliminary Prospectus dated April 30, 2013 were distributed as follows: approximately 0 to prospective underwriters; approximately 300 to institutional investors; approximately 0 to prospective dealers; and approximately 1,000 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 pm Eastern time on April 30, 2013  or as soon thereafter as practicable.

Very truly yours, Oppenheimer & Co. Inc. BMO Capital Markets Corp. As Representatives of the severalUnderwriters

Oppenheimer & Co. Inc.

By:	/s/ Douglas Cameron
Name: Douglas Cameron
Title: Managing Director

BMO Capital Markets Corp.

By:	/s/ Lori A. Begley
Name: Lori A. Begley
Title: Managing Director